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July 28, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Pamela Long, Assistant Director

Re:	Linde plc; Praxair, Inc.; Linde AG;

Registration Statement on Form S-4 filed on June 5, 2017

(File No 333-218485)

Dear Ms. Long:

On behalf of Linde plc (formerly known as Zamalight plc) (the “Company”), enclosed please find a copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on July 12, 2017.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 20, 2017 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

* * * *

Ms. Long

Summary, page 10

The Exchange Offer, page 13

Treatment of Linde Equity Awards, page 14

1.	We note the expanded disclosure you provided in response to comment 3. Please further expand this disclosure to explain how it will be determined whether the Linde equity award is paid out in cash versus replaced with Linde plc equity awards.

In response to the Staff’s comment, the Company respectfully submits that the criteria used to determine the portion of Linde equity awards paid out in cash versus replaced with Linde plc equity awards is described in the disclosures set forth on pages 14, 15, 180, 181, 186, ALT-175 and ALT-176 of Amendment No. 2. As indicated in the disclosures, the extent to which each Linde equity award will be paid out in cash versus replaced with Linde plc equity awards will be based on the extent to which the respective award’s four-year waiting period has elapsed as of consummation of the exchange offer.

Interests of Directors, Board Members, and Executive Officers . . . (see page [—]), page 23

2.	We note your response to comment 8 and we re-issue our comment. Please quantify the pecuniary interests of the directors and officers. Please also quantify these amounts in your related risk factor on page 40.

In response to the Staff’s comment, the Company has revised the disclosures on pages 23, 24, 42, 43, 175, 176, 177, 180, ALT-174 and ALT-175 of Amendment No. 2.

Summary Selected Historical Consolidated Financial Information of Linde, page 32

3.	We note your response to comment 58. As previously requested, please revise the title of the non-IFRS measure, group operating profit from continuing operations, so that it is obvious to investors that the measure is that of a non-IFRS measure. An example would be to rename the non-IFRS measure to segment group operating profit from continuing operations. Please refer to Item 10(e)(1)(ii)(e) of Regulation S-K for guidance.

Ms. Long

In response to the Staff’s comment, the Company has revised the disclosures on pages 34, 404, 408, 409, 412, 420, 436, 437, F.3-83 and ALT-20 of Amendment No. 2.

Risk Factors, page 36

Praxair and Linde are subject to anti-corruption laws in the jurisdictions …, page 59

4.	In your response to comment 10 you discuss Linde’s sales to Syria and Sudan. As we requested in comment 10, please tell us the nature of Linde’s contacts with Syria and Sudan, including the services or products provided. As we requested in comment 11, please tell us the approximate dollar amount of Linde’s revenues from Syria and Sudan for the past three fiscal years and subsequent interim period.

(a)	Linde

Syria

In response to the Staff’s comment, Linde respectfully submits that, in the period comprising the last three fiscal years and subsequent interim period, Linde has sold cylinders and a test gas mixture to one customer located in Syria, a supplier of surgical consumables to physicians and therapeutic and diagnostic equipment for clinics, refractive centers and operating rooms, which sales represent a de minimis portion of Linde’s aggregate sales.

Linde respectfully submits to the Staff that Linde’s revenues from Syria were approximately €60,000 in each of the three prior fiscal years and the first half of 2017.

Sudan

In response to the Staff’s comment, Linde respectfully submits that, in the period comprising the last three fiscal years and the subsequent interim period, Linde has made sales to Sudan through a French subsidiary that specializes in the supply of equipment for industrial gases, clean power generation and liquid natural gas and hydrocarbon applications. In fiscal year 2014, Linde delivered an ECO 90 turbine for industrial gas application to Sudan at the direction of a Chinese customer (the ECO 90 turbine was sold in fiscal year 2013). In fiscal year 2016, Linde sold and delivered spare parts of an ECO 90 turbine for industrial gas application to Sudan at the direction of an Italian customer. In Q2 2017, Linde performed remedial

Ms. Long

works, repairs and spare part installations for a turbo-compressor installed in Sudan for a Sudanese customer that manufactures and supplies industrial and healthcare gases in Sudan. The revenues from the sales of these goods and services represent a de minimis portion of Linde’s aggregate revenues.

Linde respectfully submits to the Staff that Linde’s revenues from Sudan were approximately €150,000 in each of the three prior fiscal years and the first half of 2017.

(b)	Praxair

Further to Praxair’s responses on July 12, 2017 to the Staff’s comments 10, 11 and 12 in its letter dated June 29, 2017, Praxair respectfully submits the following supplementary information. One of Praxair’s joint ventures (the “Joint Venture”), in which Praxair holds a minority 34% interest, has had limited exports to Sudan and Syria over the period covered by the Staff’s questions. While Praxair has minority representation on the Board of Directors of the Joint Venture, Praxair personnel are not represented in the management of the Joint Venture and Praxair does not otherwise control the Joint Venture. The Joint Venture, which is majority-owned by a third party non-U.S. shareholder, is incorporated in Italy and primarily operates in Europe but also exports certain products internationally. In connection with this export business, the Joint Venture has generated limited revenues from end customers in Sudan and Syria in the three prior fiscal years, as described below. To the best of Praxair’s knowledge, after inquiry of the management of the Joint Venture, the Joint Venture has not generated revenues from Sudan or Syria during the interim period in 2017. Revenue figures below are the total sales of the Joint Venture with counterparties in Sudan and Syria.

Sudan

	2016	2015	2014
Total sales of Joint Venture (€)	537,304	46,988	3,411,150

The Sudan revenues derived from the 2014 sale of an air separation plant used in the steelmaking industry (which accounts for substantially all of the 2014 sales) and the sale of spare parts for such plant, as well as from the sale of PET compressors, which are used in bottling plants for soft drinks, and the sale of spare parts for PET compressors.

Syria

	2016	2015	2014
Total sales of Joint Venture (€)	18,801	—	49,291

Ms. Long

The Syria revenues derived from the sale of spare parts for PET compressors to one counterparty.

To the best of Praxair’s knowledge, the Joint Venture does not have any agreements, commercial arrangements or other contracts with the governments of Sudan or Syria, nor does it have any contacts with the governments of Sudan or Syria. To the best of Praxair’s knowledge, the Joint Venture does not have any agreements, commercial arrangements or other contracts with entities controlled by the governments of Sudan or Syria, nor does it have any contacts with entities controlled by the governments of Sudan or Syria. The Joint Venture does not currently maintain, nor has it in the past maintained, any physical presence in Sudan or Syria. The Joint Venture does not have any assets or liabilities in Sudan or Syria.

In addition, to the best of Praxair’s knowledge, the products that the Joint Venture exported to Sudan and Syria are not considered “dual-use” products under applicable law. To the best of Praxair’s knowledge, the products exported to customers in Sudan and Syria were not put to military uses.

Materiality

Praxair does not believe that its interest in the Joint Venture’s de minimis revenues and the Joint Venture’s sales of products to end-users in Syria and Sudan constitute a material investment risk for Praxair’s security holders (or for the future security holders of the Company), taking into account both quantitative and qualitative factors that a reasonable investor would consider important in making an investment decision.

Praxair’s interest in the Joint Venture’s sales into Syria and Sudan are quantitatively immaterial considering Praxair’s total revenues, representing less than 0.01% of Praxair’s total revenues in the relevant periods.

Praxair also believes that the Joint Venture’s exports to Syria and Sudan are immaterial from a qualitative perspective. Praxair respectfully submits that its compliance programs are designed and implemented to comply with applicable laws of all relevant jurisdictions, in particular applicable sanctions laws and regulations implemented by the United States and applicable non-U.S. jurisdictions (collectively, “Sanctions Laws”). The Joint Venture also has compliance programs that are designed and implemented to comply with applicable Sanctions Laws. No U.S. persons and no Praxair employees were

Ms. Long

involved in such transactions. Praxair believes that reasonable investors would expect that non-U.S. companies such as the Joint Venture will engage in business with customers in Sudan and Syria that is in compliance with applicable law and involving products that do not have military uses.

Praxair is subject to numerous laws and regulations, including Sanctions Laws. The failure to comply with such laws and regulations, including if such failure to comply occurred at an affiliate of Praxair, may harm Praxair’s reputation and adversely impact its business or results of operations. For a more fulsome discussion of this risk, Praxair respectfully refers the Staff to the risk factor contained on pages 60 and 61 of Amendment No. 2. Praxair does not believe that the Joint Venture’s sales to Syria and Sudan in the applicable periods present any additional risks in this respect that have not already been disclosed.

Accordingly, Praxair believes the Joint Venture’s sales into Syria and Sudan would not be material to a reasonable investor in making an investment decision and would not materially affect Praxair’s or the Company’s reputation and share value. Praxair recognizes that certain U.S. investors have adopted divestment initiatives regarding investment in companies that engage in certain business with countries sanctioned by OFAC, such as Syria and Sudan, even if that business does not violate any Sanctions Laws. Praxair and the Company do not expect any potential actions arising from such initiatives as a result of such sales by the Joint Venture to materially affect the share value of Praxair or the Company.

Background of the Business Combination, page 92

5.	We note your response to comment 15 and we re-issue our comment in part. Please elaborate on the role of the financial advisors, including which financial advisors participated in these feasibility evaluations on behalf of each company and how they were selected. Please also elaborate on the outcome of the feasibility evaluations, including any potential issues and recommendations raised by each company and its advisors.

In response to the Staff’s comment, the Company has revised the disclosures on pages 94 and 95 of Amendment No. 2.

6.	Please revise your disclosure to discuss the “serious concerns” raised by the individual members of the Linde executive board and key managers.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 2.

Ms. Long

7.	We note your response to comment 19 and your references to “other factors” that justified a higher valuation. Please revise your disclosure to discuss such “other factors.”

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 2.

Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board, page 127

8.	We note your revised disclosure in response to comment 30 that no fees were paid to Goldman Sach’s investment banking division. Please revise to disclose all fees paid to Goldman Sachs during the past two years. See Item 1015(b)(4)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 231

9.	Please expand your disclosures regarding the identification of Praxair as the accounting acquirer to provide the specific facts and circumstances considered, how those facts and circumstances led to your conclusion, and how any variability in the facts and circumstances may impact your conclusion once the merger transaction has been completed.

In response to the Staff’s comment, the Company has revised the disclosures on pages 233 and 234 of Amendment No. 2.

10.	We note your response to comment 40. Regarding your analysis of the guidance in ASC 805-10-25-5 and ASC 810-10-15-8 followed by ASC 805-10-55-12a, your assumptions regarding the percentage of Linde shares tendered in the exchange offer here versus other aspects of your pro forma financial information appear inconsistent. Please revise your presentation throughout to clarify how the assumptions regarding the percentage of Linde shares to be tendered in the exchange offer are consistent. Please also explain how a change in this assumption would impact the conclusions reached and the pro forma financial information and disclosures provided. Please also provide a discussion of how your plans for Linde AG after the exchange offer will impact this assumption as well.

Ms. Long

In response to the Staff’s comment, the Company has revised the disclosures on pages 233 and 241 of Amendment No. 2.

The Company respectfully advises the Staff that it believes that the 100% tender rate assumption in the section “Unaudited Pro Forma Condensed Combined Financial Information” of Amendment No. 2 is appropriate because (a) the exchange offer will be made for 100% of the Linde shares, (b) it is the Company’s objective to acquire 100% of the Linde shares in the exchange offer, (c) if 90% or more of the Linde shares are tendered in the exchange offer, the Company will (either directly or indirectly through its wholly-owned subsidiary Linde Holding GmbH) be able to, and intends to, acquire the untendered Linde shares promptly following completion of the exchange offer using the available squeeze-out transaction under German law and (d) even if less than 90% of the Linde shares are tendered and exchanged, the Company may, subject to applicable law (either directly or indirectly through its wholly-owned subsidiary Linde Holding GmbH), acquire additional remaining residual Linde shares outside of the exchange offer to reach the applicable squeeze-out thresholds under German law of 90% or more in the years after the exchange offer. The Company respectfully submits that the 100% tender rate assumption is also consistent with the assumptions used in comparable transactions involving cross-border exchange offers conducted under German law with a 75% minimum acceptance condition (See e.g. Offer of Diebold Incorporated for all shares of Wincor Nixdorf AG, Registration Statement on Form S-4, effective February 5, 2016 (File No. 333-208186); Proposed Combination of NYSE Euronext and Deutsche Börse AG, Registration Statement on Form F-4, effective May 3, 2011 (File No. 333-173347)).

However, the Company believes that it is likely that not all but at least 75% of the Linde shares will be tendered in the exchange offer. Accordingly, in response to the Staff’s comment, the Company has supplementally revised the disclosure on page 241 of Amendment No. 2 to illustrate the potential impacts for each incremental 10% of Linde shares that is not tendered or validly withdrawn in the exchange offer.

In light of the foregoing, the Company respectfully advises the Staff that it believes that the assumptions regarding the percentage of Linde shares tendered in the exchange offer and the presentation in the section “Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 2 are consistent.

11.

Please provide us with a more comprehensive analysis of your assessment of the factor in ASC 805-10-55-12d. In this regard, it appears that your conclusion that the factor favors Praxair is that the Praxair Chief Executive

Ms. Long

Officer will be the Chief Executive Officer of Linde plc. In the event that the Praxair Chief Executive Officer is unable or unwilling to serve in this position for whatever reason, who would replace Mr. Angel and/or who would be responsible for selecting a replacement.

In response to the Staff’s comment, the Company supplementally advises the Staff that under the terms of the business combination agreement, Mr. Stephen F. Angel, current Chairman and Chief Executive Officer of Praxair will become Chief Executive Officer of the combined group, or in the event that he is unable or unwilling to hold the position of Chief Executive Officer at the completion of the business combination, a replacement designated prior to the completion of the business combination by Praxair.

Following completion of the business combination, the Chief Executive Officer may only be removed from office by the vote of at least two-thirds of the Linde plc board of directors (excluding the then-serving Chief Executive Officer if he or she is then serving as a director of the Linde plc board of directors). In the event of the resignation, removal, death or disability of the Chief Executive Officer, the vacancy can only be filled by an individual nominated by the Nomination and Governance Committee and appointed by the vote of at least two-thirds of the Linde plc board of directors. Accordingly, following completion of the business combination, each class of the Linde and Praxair designees, respectively, will have the ability to block the removal of the Chief Executive Officer initially designated by Praxair or the appointment of a new Chief Executive Officer.

Therefore, the Company concluded that ASC 805-10-55-12d favors Praxair as the accounting acquirer based on the role of the Chief Executive Officer, who will be the current Chairman and Chief Executive Officer of Praxair, with respect to the reporting of each member of the Management Committee to the Chief Executive Officer and the management of the business of the combined group.

12.	Please provide us with a more comprehensive analysis regarding your conclusion that the Linde shareholders are receiving a premium over the pre-combination fair value as it relates to the factor in ASC 805-10-55-12e, as it is unclear how you concluded that the Linde shareholders are receiving a premium simply because their exchange ratio is other than one-for-one. Your expanded analysis should address the liquidity and valuation differences between shares that trade on the NYSE versus the Frankfurt stock exchange.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, as of November 17, 2016 (the date that was used by the combining entities for purposes of determining the exchange ratio in connection with the

Ms. Long

business combination), the market capitalization of Praxair ($33,179 million) exceeded the market capitalization of Linde ($30,110 million). In order to arrive at a 50/50 ownership level in the Company, this valuation differential indicates that Linde shareholders are receiving a premium of approximately 5% compared to Praxair shareholders. Therefore, the Company concluded that ASC 805-10-55-12e favors Praxair as the accounting acquirer.

The table below summarizes the analysis conducted with respect to the premium over the pre-combination fair value of the equity interests of Linde, as of November 17, 2016 (U.S. dollars in millions):

	Praxair	Linde	Computational Note
Actual market capitalization	$33,179	$30,110	A
Implied ownership %	52%	48%
Premium to equalize ownership at 50/50*	$(1,534)	$1,534	B
Adjusted market capitalization*	$31,645	$31,645	A+B
Premium to shareholders*	N/A	5%	B/A

*	Assumes equivalent total market capitalization.

The Company respectfully advises the Staff that Praxair’s and Linde’s relative market values as of November 17, 2016 were used as an indicator of the pre-combination fair value because the Company believes that, given the size of Praxair and Linde, the well-developed markets on which their shares trade, the trading volumes of their shares, the fact that their shares are widely held and the significant research analyst coverage of both companies, the relative market values constitute an appropriate measure of implied fair value. Accordingly, the Company respectfully advises the Staff that potential liquidity and valuation differences between shares that trade on the NYSE versus the Frankfurt Stock Exchange were not considered by Praxair and Linde as a basis of describing the premium as the companies did not consider them determinative for the outcome of the analysis.

13.

Please provide us with a more comprehensive explanation as to how you concluded that the facts and circumstances related to the factor in ASC 805-10-55-13 resulted in a neutral conclusion rather than favoring Linde AG. In this regard, it is unclear how margins are an indicator of the relative size of a company. Further, Linde AG’s revenue and total assets far exceed Praxair with operating profit and operating cash flow also exceeding Praxair. Finally,

Ms. Long

it is unclear how you determined that a simple comparison of Praxair and Linde’s market capitalization is appropriate, considering the corresponding equity trades on two different exchanges.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, based on an analysis of the relative size of the combining entities, Linde is larger than Praxair when measured in terms of total asset value and revenues, while Praxair’s market capitalization is higher (influenced by earnings multiples). The Company believes that Praxair’s higher market capitalization is a result of its operating performance as measured by factors such as operating margins, cash generation as a percentage of sales, and return on capital. As such, the Company believes that Praxair’s demonstrated operating performance and resulting higher market capitalization per sales/earnings (reflecting value creation) is an indicator of Praxair’s enterprise value which the Company considers an appropriate factor in evaluating the relative size of a company. Therefore, the Company concluded that ASC 805-10-55-13 is neutral in the accounting acquirer determination.

Additionally, the Company respectfully directs the Staff to the Company’s response to Comment 12 above for a discussion of the Company’s conclusion that a comparison of Praxair’s and Linde’s market capitalization is appropriate.

3. Calculation of Purchase Consideration, page 237

14.	Please disclose the percentage of voting equity interests assumed in the presentation and throughout the pro forma presentation in accordance with ASC 805-10-50-2c.

In response to the Staff’s comment, the Company has revised the disclosures on pages 233, 234, 239 and 241 of Amendment No. 2 to more prominently disclose that the information in the section “Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 2 has been prepared assuming a 100% tender rate of the Linde shares.

Additionally, the Company respectfully directs the Staff to the Company’s response to Comment 10 above.

15.	Please provide the purchase price allocation required by ASC 805-20-50-1. Please refer to ASC 805-10-55-41 for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 240 of Amendment No. 2.

Ms. Long

5. Notes to Unaudited Pro Forma Condensed Combined Statement of Income, page 241

16.	Please expand note (h) to disclose the period over which the increase in fair value is being amortized.

In response to the Staff’s comment, the Company has revised the disclosure on page 245 of Amendment No. 2.

17.	We note that you have not included any Linde plc shares for the Linde AG share based compensation awards. Please provide an explanation as to why given the expanded disclosures you provided on pages 14-15, noting that these awards will be partially paid out in cash and partially replaced with Linde plc equity awards that are subject to vesting.

In response to the Staff’s comment, the Company has revised the disclosure on page 246 of Amendment No. 2.

The Company respectfully advises the Staff that the dilution impact of Linde shares that are expected to be exchanged into Linde plc shares at the completion of the exchange offer are estimated to be about 57,000 shares. Since the Company believes that these shares are immaterial to the total Linde plc pro forma shares outstanding and they did not influence the earnings per share calculations, the Company did not consider such shares in its previous disclosures. However, in response to the Staff’s comment, the Company has revised its disclosures to consider such shares for purposes of calculating the total Linde plc pro forma shares outstanding.

Management’s Discussion and Analysis of Financial Condition and Results . . ., page 321

Non-GAAP Financial Measures, page 367

18.	We note your presentation of after-tax return on capital and adjusted after-tax return on capital. As previously requested in comment 53, please present the calculation of this percentage using the most comparable US GAAP measures with equal or greater prominence. As net income is the only measure on the face of the consolidated statements of income that includes taxes, net income should be the numerator in the calculation based on US GAAP. Please refer to Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2106, for guidance.

Ms. Long

In response to the Staff’s comment, the Company has revised the disclosures on pages 373, 374, 375 and 379 of Amendment No. 2.

19.	As previously requested in comment 56, please revise the reconciliations for the adjusted after-tax return on capital numerator and adjusted EBITDA to begin with the most comparable US GAAP measure, net income.

In response to the Staff’s comment, the Company has revised the disclosures on pages 373, 374, 375, 376, 379 and 380 of Amendment No. 2.

Governing Bodies, page 387

20.	We note your response to comment 21 that the supervisory board appoints the members of the executive board and controls and oversees their actions. Please revise this section to include such disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 394 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of . . ., page 399

Consolidated Results of Operations, page 406

21.	As previously requested in comment 62, please provide a discussion and analysis of the specific facts and circumstances impacting each material category. For example, it is unclear what changes in the actuarial assumptions occurred to cause the remeasurement of defined benefit plans to impact total comprehensive income by €(418) million for fiscal year 2016, €13 million for fiscal year 2015, and €(501) million for fiscal year 2014. Similarly, please explain what specifically caused the variability in unrealized gains/losses on hedging instruments between the periods presented.

In response to the Staff’s comment, the Company has revised the disclosures on pages 416, 418 and 419 of Amendment No. 2.

Non-IFRS Financial Measures, page 427

22.	In comment 59, we requested that you present return on capital using the most comparable IFRS amounts. It is unclear from your presentation, whether the denominator is based on capital employed in accordance with IFRS or as adjusted.

Ms. Long

In response to the Staff’s comment, the Company has revised the disclosure on page 438 of Amendment No. 2.

23.	Please present the twelve-months ended March 31, 2107, and March 31, 2016 denominator amounts.

In response to the Staff’s comment, the Company has revised the disclosure on page 438 of Amendment No. 2 and has included the denominator amounts for the twelve months ended June 30, 2017 and 2016 in a footnote (b) to the tabular presentation.

Index to Linde AG Group Financial Statements, page F.3-1

Group Statements of Cash Flows, page F.3-20

24.	We note your response to comment 70. It remains unclear why you have not separately presented the non-cash impairment loss for trade receivables as an adjustment to profit before tax from continuing operations. Please revise your presentation or provide us with a reference to IFRS-IASB literature that supports the inclusion within the changes of trade receivables.

The Company respectfully advises the Staff that Linde has elected to present cash flows from operating activities using the indirect method, as provided by IAS 7.18(b). Under the indirect method, according to IAS 7.20, profit is adjusted for “(a) changes during the period in inventories and operating receivables and payables; (b) non-cash items such as depreciation, provisions, deferred taxes, unrealized foreign currency gains and losses, and undistributed profits of associates; and (c) all other items for which the cash effects are investing or financing cash flows.”

Linde follows the guidance in IAS 7.20 and presents changes in trade receivables as a separate line item on the face of the group statements of cash flows and respectfully advises the Staff that IAS 7 does not include a specific requirement to separately present on the face of the group statements of cash flows the components of the change in receivables (or inventories) due to impairments, write offs, reversals of impairments or sales of receivables. Moreover, IAS 7.4 emphasizes that the statement of cash flows provides useful information “when used in conjunction with the rest of the financial statements” which include detailed information about changes in items of the statement of financial position. However, in response to the Staff’s comment, the Company has added a specific reference to Note [27] of Linde’s group statements of cash flows within Linde’s annual financial statements on page F.3-22 of Amendment No. 2, which includes detailed disclosure about the amount of impairments and write offs.

Ms. Long

[27] Financial instruments, page F.3-74

25.	We note your response to comment 87. Please provide us with the components of the cash outflows from non-derivative financial liabilities and cash outflows from derivative financial liabilities to help us better understand what specifically these cash outflows are for and how you determined that none of these cash outflows are required to be included in the contractual obligations table and/or as a footnote to the table.

The Company respectfully advises the Staff that it has included the following table to reconcile the requested information in Note [27] of Linde’s annual financial statements to Linde’s contractual obligations table (the “CO table”):

in € million	December 31, 2016
Cash outflows from non-derivative financial liabilities per Note [27]
due within one year	5,244
due in one to five years	5,035
due in more than five years	2,718
Cash outflows from non-derivative financial liabilities	12,997
thereof included in CO table
long-term debt – (included as first line item in CO table)	7,916	(a)
capitalized lease maturities (included as second line item in CO table)	114	(a)
contractual interest (related to long-term debt) (included as third line item in CO table)	886	(a)
thereof not included in CO table
short-term debt (bank loans, commercial papers)	571
trade payables (excluding percentage of completion)	2,600
miscellaneous liabilities	893
contractual interest (related to short-term debt)	17
Cash outflows from non-derivative financial liabilities	12,997
Cash outflows from derivative financial liabilities per Note [27]
due within one year	855
due in one to five years	1,065
due in more than five years	1,009
Gross cash outflows from derivative financial liabilities (pay)	2,929

Ms. Long

in € million	December 31, 2016
Less: Gross cash inflows from derivative financial liabilities (receive)	2,116
Net cash outflows from derivative financial liabilities(b)	813
thereof from short-term derivative financial liabilities	123
thereof from long-term derivative financial liabilities
(included as last line item in CO table)	690	(a)

(a)	As presented in the CO table.
(b)	Under the terms of Linde’s interest rate derivative agreements, Linde pays interest on the basis of a rate (e.g., a fixed rate) and receives interest on the basis of another rate (e.g., a variable rate). Gross cash outflows (pay leg) ignore the gross cash inflows (receive leg) received from the same counterparty under the terms of the same interest rate swap agreement. Only cash outflows and cash inflows from the same derivative financial liability are offset. There is no netting across different contracts or counterparties.

The Company respectfully advises the Staff that items included in the components of the cash outflows from non-derivative financial liabilities and cash outflows from derivative financial liabilities maturing in less than one year have not been included in the CO table due to their short-term nature.

Exchange Offer Prospectus Cover Page, ALT-1

26.	We note your response to comment 91. Please revise your explanatory note and your disclosure on page ALT-1 to specify the page number of the Exchange Offer Prospectus Cover Page. In this regard, we note the explanatory note lists the Exchange Offer Prospectus Cover Page as ALT-1 when it appears that the Exchange Offer Prospectus Cover Page is on ALT-58.

In response to the Staff’s comment, the Company has revised the explanatory note and the disclosure on page ALT-1 of Amendment No. 2.

Tax Consequences of the Exchange Offer to U.S. Holders of Linde Shares, page ALT-42

27.	We note your response to comment 97 that Cravath, Swaine & Moore, LLP will deliver a tax opinion. Please file such opinion as promptly as possible. If you are not in a position to file this tax opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

Ms. Long

In response to the Staff’s comment, Cravath, Swaine & Moore LLP has provided a form of tax opinion as Exhibit 8.01 of Amendment No. 2.

28.	Please explain why Cravath, Swaine & Moore, LLP cannot give a “will” opinion and describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to III.C.4. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Cravath, Swaine & Moore LLP will provide a “will” opinion. As stated in response to Comment 27, Cravath, Swaine & Moore LLP has provided a form of tax opinion as Exhibit 8.01 of Amendment No. 2.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 2 to include an additional risk factor that addresses risks with respect to the qualification of the exchange offer as an exchange described in Section 351(a) of the Code or as an exchange pursuant to a plan of “reorganization” within the meaning of Section 368(a) of the Code or both.

Ms. Long

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Keith A. Pagnani at (212) 558-4397 or by email (pagnanik@sullcrom.com), Krishna Veeraraghavan at (212) 558-7931 or by email (veeraraghavank@sullcrom.com), David Mercado at +44 20 7453 1060 or by email (dmercado@cravath.com), Richard Hall at (212) 474-1293 or by email (rhall@cravath.com), or Aaron M. Gruber at (212) 474-1456 or by email (agruber@cravath.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly, /s/ Catherine M. Clarkin Catherine M. Clarkin

(Enclosure)

cc:	Christina E. Chalk
Frank J. Pigott
Tracey Houser

Terence O’Brien
(Securities and Exchange Commission)

Christopher Cossins
Andrew Brackfield
(Linde plc)

Guillermo Bichara
(Praxair, Incorporated)

Dr. Christoph Hammerl
(Linde Aktiengesellschaft)

Keith A. Pagnani
Krishna Veeraraghavan
(Sullivan & Cromwell LLP)

Ms. Long

David Mercado Richard Hall Aaron M. Gruber (Cravath, Swaine & Moore LLP)